Exhibit 4.18

NLS/AEX

CONFIDENTIAL

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (the “Definitive Agreement”) is made effective as of March 19, 2024 (the “Effective Date”) by and between Aexon Labs Inc. a Delaware corporation (“Licensor” or “Aexon Labs”), with its principal place of business at 16192 Coastal Hwy, Lewes 19958, DE USA and NLS Pharmaceutics Ltd., a company organized under the laws of Switzerland (“Licensee” or “NLS Pharmaceutics”), with its principal place of business at The Circle 6 I P.O Box, 8058 Zurich Airport Switzerland. Licensee and Licensor are sometimes referred to in this Agreement individually as a “Party” and together as the “Parties.

Whereas, Licensor and Licensee are each in the business of discovering and developing, Pharmaceutical products (the “Products) in Health Medicine in order to be commercialized;

Whereas, Licensor and Licensee have executed an exclusive Option Agreement on November 28, 2023 granting Licensee an exclusive option to obtain an exclusive license of all the assets owned or controlled by Licensee, which shall include all the compounds (the “Compounds”) and all the Products (the “Products”) owned or controlled by Licensee, for the potential treatment of narcolepsy and other neuro degenerative disorders, and for all future indications (the “Field”) in accordance with the terms of the exclusive Option Agreement;

Whereas, Licensee must exercise its exclusive Option for an exclusive License Agreement by no later than March 31, 2024, and make the Upfront payment of One Hundred and Seventy Thousands U.S. Dollars (US $170’000), as the Option Agreement shall automatically become null and void on April 1, 2024 after which date the Parties shall have no further obligations to each other, provided that article 8.2 e) 2) hereunder is not triggered by the Parties

Whereas, Licensee has confirmed its interest to exercise its Exclusive Option and to obtain the right to Develop and to Commercialize the Licensed Products in the Field and in the Territory (each as hereinafter defined) and Licensor desires to grant such rights, in each case upon the terms and conditions set forth herein;

Now, Therefore, in consideration of the foregoing premises and the mutual covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1.  Certain Defined Terms. Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below:

a)	“Affiliate” means, with respect to a specified Party, any Person that directly or indirectly controls, is controlled by or is under common control with, such Party. As used in this definition, “control” (and, with correlative meanings, the terms “controlled by” and “under common control with”) means, in the case of a corporation, the ownership of fifty percent (50%) or more of the outstanding voting securities thereof or, in the case of any other type of entity, an interest that results in the ability to direct or cause the direction of the management and policies of such party or the power to appoint fifty percent (50%) or more of the members of the governing body of the party.

b)	“Agreement” means this Agreement and its appendices.

c)	“Applicable Laws” means all statutes, ordinances, regulations, rules or orders of kind whatsoever of any Governmental Authority that may be in effect from time to time and applicable to the relevant activities contemplated by this Agreement.

d)	“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the United States are authorized or obligated to close. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

e)	“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

f)	“Calendar Year” means the period starting on January 1 and ending on December 31.

g)	“cGMP” means all applicable current Good Manufacturing Practices including, as applicable: (i) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, 601, 610 and 820; (ii) European Directive 2003/94/EC and Eudralex 4; (iii) the principles detailed in the ICH Q7 guidelines, including any standards and requirements pertaining to timeline, quality and manufacturing costs; and (iv) the equivalent Applicable Laws in any relevant country or region, each as may be amended and applicable from time to time.

h)	“Clinical Trial” means any clinical testing of a Licensed Product in human subjects.

i)	“Commercial Milestone Event” means each event described in Section 9.2(d).

j)	“Commercialization” means any and all activities directed to the launch, marketing, detailing, manufacturing, promotion and securing of pricing and reimbursement of any product(s), whether before or after Regulatory Approval has been obtained, including: (i) pre-launch marketing research, preparation of marketing materials and labels for finished goods; (ii) post-launch marketing, promoting, detailing, research, customer service, administering, offering for sell and commercially selling product(s) after Regulatory Approval; (iii) manufacturing, making or have made, importing, building inventory, warehousing, distributing, and transporting product(s) for commercial sale; (iv) activities required to perform the foregoing in accordance with all Applicable Laws and Regulatory Approvals; and (v) interacting with Regulatory Authorities regarding any of the foregoing. “Commercialize” means the performance of any of the foregoing Commercialization activities.

k)	“Compound” means the active pharmaceutical ingredient, together with any salt, hydrate, solvate, ester, metabolite, isomer, enantiomer, stereoisomer, polymorph, free acid form, free base form, pro-drug (including ester pro-drug) form, or other form or modification of any of the foregoing that is intended to furnish pharmacological activity or other direct effect in the diagnosis, cure, mitigation, treatment, or prevention of disease, or to affect the structure or any function of the body of humans.

l)	“Confidential Information” means all confidential, non-public or proprietary information of the Disclosing Party or its Affiliates, regardless of its form or medium as provided to the Receiving Party or its Affiliates in connection with this Agreement; provided that, Confidential Information shall not include any information that the Receiving Party can show by competent written evidence: (i) was already known to the Receiving Party at the time it was disclosed to the Receiving Party by the Disclosing Party without an obligation of confidentiality and not through a prior disclosure by the Disclosing Party; (ii) was or becomes generally known to the public through no act or omission of the Receiving Party in violation of the terms of this Agreement; (iii) was lawfully received by the Receiving Party from a Third Party without restriction on its disclosure and without, to the reasonable Knowledge of the Receiving Party, a breach by such Third Party of an obligation of confidentiality to the Disclosing Party; or (iv) was independently developed by the Receiving Party without use of or reference to the Confidential Information of the Disclosing Party. The terms of this Agreement that are not publicly disclosed through a press release, through a governmental securities commission, a stock exchange or interdealer quotation system, or by filings to financial regulatory authorities shall be the Confidential Information of both Parties, as applicable.

m)	“Develop” or “Development” means the conduct of any and all activities directed to non-clinical, pre-clinical, or clinical research and development relating to pharmaceutical products, including Licensed Product discovery, identification, research, engineering, characterization, development, modification, optimization, Licensed Product metabolism and pharmacokinetics, toxicology, pharmacology, statistical analysis and report writing, formulation development and optimization, quality assurance/quality control, chemistry, manufacturing and control activities, Clinical Trials, and all other activities necessary to seek, obtain, and maintain Regulatory Approval. Development does not include Commercialization but may include Manufacturing to the extent applicable.

n)	“Field” means the use of the Compounds for narcolepsy and other neuro degenerative disorders, and for all future indications.

o)	“Force Majeure Event” means any of the following events: (i) acts of God; (ii) floods, fires, earthquakes, explosions, or other natural disasters; (iii) wars, invasions, hostilities (whether war is declared or not), terrorist threats or acts, riots, or other civil unrest; (iv) governmental authority, proclamations, orders, laws, actions, or requests; (v) embargoes or blockades in effect on or after the date of this Agreement; (vi) epidemics, pandemics, or other national or regional public health states of emergency; or (vii) strikes, labor stoppages or slowdowns, or other industrial disturbances, beyond the reasonable control of the Parties.

p)	“GCP” means all applicable Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, including, as applicable: (i) as set forth in the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use Harmonized Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) and any other guidelines for good clinical practice for trials on medicinal products in the Territory; (ii) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto; (iii) U.S. Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), as may be amended from time to time; and (iv) the equivalent Applicable Laws in a jurisdiction, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

q)	“GLP” means all applicable Good Laboratory Practice standards, including, as applicable, as set forth in the then current good laboratory practice standards promulgated or endorsed by the U.S. Food and Drug Administration (the “FDA”) as defined in 21 C.F.R. Part 58, or the equivalent Applicable Laws in a jurisdiction, each as may be amended and applicable from time to time.

r)	“Governmental Authority” means any court, commission, authority, department, ministry, official or other instrumentality of, or being vested with public authority under any law of, any country, region, state or local authority or any political subdivision thereof, or any association of countries.

s)	“GSP” means all applicable Good Supply Practice standards, including, as applicable, as set forth in the then current good supply practice standards promulgated or endorsed by the FDA as defined in Good Supply Practice for Pharmaceutical Products or the equivalent Applicable Laws in the Territory, each as may be amended and applicable from time to time.

t)	“IND” means an investigational new drug application in the United States.

u)	“Improvements” means improvements to the Licensed Technology.

v)	“Know-How” means any proprietary scientific or technical information, inventions, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data.

w)	“Knowledge” means, as applied to a Party, the actual knowledge of a particular fact or other matter of the person with primary responsibility for the applicable subject matter (whether an officer, employee or consultant of such Party).

x)	“Licensed Know-How” means: (i) the Know-How identified on Exhibit A attached hereto and made a part hereof; and (ii) any and all Know-How owned by Licensor as of the Effective Date or at any time during the Term that is necessary or reasonably useful for the Development, Manufacturing or Commercialization of the Licensed Product in the Field and in the Territory.

y)	“Licensed Patents” means: (i) the Patents identified on Exhibit B attached hereto and made a part hereof; and (ii) any and all Patents owned by Licensor as of the Effective Date or at any time during the Term that Cover the Development, Manufacturing or Commercialization of Licensed Products in the Field in the Territory.

z)	“Licensed Product” means one (1) or more pharmaceutical or therapeutic products, or any combination thereof, containing, delivering, related to, derived from, or synthesizing the Compound alone or in combination with other ingredients in any form or formulation.

aa)	“Licensed Technology” means Licensed Know-How and Licensed Patents.

bb)	“Licensee IP” means any and all Know-How and Patents owned or controlled by Licensee or its Affiliates as of the Effective Date or during the Term that are necessary or useful for the Development, Manufacturing or Commercialization of Licensed Products in the Field in the Territory, including Licensee’s New Technology and Improvements.

cc)	“Manufacture” or “Manufacturing” or “Manufactured” means all operations involved in the manufacturing, filling and finishing, quality control testing (including in-process, release and stability testing, if applicable), assay, storage, releasing, packaging and labeling.

dd)	“Milestone Event” means a Regulatory Milestone Event or a Commercial Milestone Event.

ee)	“Milestone Payment” means Commercial Milestone Payments and Regulatory Milestone Payments.

ff)	“Net Amounts” means, with respect to any Licensed Product, the list price of the Licensed Product, after pharmaceutical products industry standard discounts, for sale or other disposition by Licensee or any of its Affiliates or Related Licensee Parties to Third Parties for use in the Field in the Territory. For purposes of calculating Net Amounts, a Licensed Product will be deemed to be sold when billed or invoiced. All calculations of Net Amounts must be in accordance with U.S. generally accepted accounting principles and based on, or valued as if based on, bona fide arm’s length transactions and not on any bundled, loss-leading, or other blended or artificial selling or transfer price. Transfers of the Licensed Products to an Affiliate or Related Licensee Party for internal use (but not resale) by such Affiliate or Related Licensee Party shall be treated as Net Amounts by Licensee at Licensee’s list price. Net Amounts do not include Net Amounts or transfers by Licensee to its Affiliates or Related Licensee Parties for resale; provided that the Net Amounts calculation will include the Net Amounts invoiced by such Affiliate or Related Licensee Party on the resale of such Licensed Products.

gg)	“NDA” means a New Drug Application, Biologics License Application, Worldwide Marketing Application, Regulatory Approval application or similar application or submission for Regulatory Approval of a Licensed Product filed with a Regulatory Authority to obtain marketing approval for a biological or pharmaceutical product in that country or in that group of countries.

hh)	“New Technology” means any invention, process, method, composition of matter, article of manufacture, discovery or finding, patentable or otherwise, works of authorship (whether or not copyrightable) and Know-How invented, created, conceived, developed or otherwise made by a Party or its Affiliates’ employees, agents or independent contractors as a result of a Party (or the Parties jointly) exercising its or their rights or carrying out its or their obligations under this Agreement, including all rights, title and interest in and to the Intellectual Property rights therein.

ii)	“Patents” means: (i) all national, regional and international patents and patent applications, including any provisional patent application: (ii) any patent application claiming priority from such patent application or provisional patent applications, including divisions, continuations, continuations-in-part, additions; (iii) any patent that has issued or in the future issues from any of the foregoing patent applications, including any utility or design patent or certificate of invention; and (iv) re-issues, renewals, extensions, substitutions, re-examinations or restorations, registrations and revalidations, and supplementary protection certificates and equivalents to any of the foregoing.

jj)	“Patent Prosecution” means the responsibility and authority for: (i) preparing, filing and prosecuting applications (of all types) for any Patent; (ii) managing any interference, opposition, re-issue, reexamination, invalidation proceedings, revocation, nullification, or cancellation proceeding relating to the foregoing; (iii) deciding to abandon Patent(s) (subject to the provisions of Section 13.3(b)); (iv) listing in regulatory publications (as applicable); (v) patent term extension; and (vi) settling any interference, opposition, revocation, nullification or cancellation proceeding.

kk)	“Person” means any individual, sole proprietorship, corporation, joint venture, limited liability company, partnership, limited partnership, limited liability partnership, trust or any other private, public or governmental entity.

ll)	“Public Official” means: (i) any officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled veterinary or medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; and (iv) any person acting in an official capacity for any government or government entity, enterprise or organization identified above.

mm)	“Regulatory Approval” means, with respect to a drug or medical device in a region or a country, the approvals from the necessary Governmental Authority or Regulatory Authority to import, market and sell such Licensed Product in such region, including pricing approvals.

nn)	“Regulatory Authority” means any applicable Governmental Authority responsible for granting Regulatory Approvals for drugs and medical devices, including the FDA, the EMA and any corresponding national or regional regulatory authorities.

oo)	“Regulatory Materials” means: (i) any filing, application, or submission with any Regulatory Authority, including authorizations, approvals or clearances arising from the foregoing, including Regulatory Approvals, and all correspondence or communication with or from the relevant Regulatory Authority, as well as minutes of any material meetings, telephone conferences or discussions with the relevant Regulatory Authority; and (ii) all pre-clinical, clinical, regulatory, Manufacturing and Commercialization data; in each case of (i) and (ii), with respect to a Licensed Product.

pp)	“Regulatory Milestone Event” means each event described in Section 9.2(c).

qq)	“Related Licensee Parties” means Licensee’s Sublicensees permitted under Section 2.2 of this Agreement, including all tiers of Sublicensees. Notwithstanding the foregoing, in no event shall Licensor be considered a Related Licensee Party.

rr)	“Sublicensee” means a pharmaceutical company having been granted under the Licensed Technology a sublicense by the Licensee for the right to Manufacture, Develop, Distribute and Commercialize the Licensed Products in certain Region(s) in accordance with the terms of a sub-license agreement executed between the Licensee and the Company.

ss)	“Territory” means all regions and countries in the world. Each of the regions and countries in the Territory shall be deemed a “Region.”

tt)	“Third Party” means a Person other than a Party or its Affiliates.

uu)	“U.S. Dollars” means United States dollars, the lawful currency of the United States.

vv)	“Valid Claim” means: (i) a claim of an issued and unexpired Patent right that has not been revoked or held unenforceable, unpatentable, or invalid by a decision of a court or other Governmental Authority of competent jurisdiction that is not appealable or has not been appealed within the time allowed for appeal, and that has not been abandoned, disclaimed, denied, or admitted to be invalid or unenforceable through reissue, re-examination, inter partes review, post-grant review, or disclaimer or otherwise; or (ii) a claim of a pending patent application that has not been cancelled, withdrawn, or abandoned or finally rejected by an administrative agency action that is not appealable or has not been appealed within the time allowed for appeal.

ARTICLE II. LICENSES

Section 2.1.  License Grants. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee an exclusive (even as to Licensor and its Affiliates), royalty-bearing license with the right to grant sublicenses (the “Sublicenses”) in multiple tiers in accordance with Section 2.2 hereunder, under the Licensed Technology solely to Develop, Manufacture, and Commercialize Licensed Products in the Field in the Territory during the Term.

Section 2.2.  Sublicenses. Licensee shall have the right to grant Sublicenses, through multiple tiers under the license rights granted in Section 2.1 to its Affiliates and, subject to the prior written approval of Licensor in each instance, not to be unreasonably withheld, to other Third Parties (also referred to as Related Licensee Parties); provided that in each case (including in case of Sublicenses to Affiliates and all subsequent Sublicense tiers):

a)	the grant of any such Sublicense shall not relieve Licensee of its obligations under this Agreement, and Licensee shall remain fully liable for the acts and omissions of its Related Licensee Parties and all subsequent tiers of Sublicensees. Any such permitted Sublicenses shall contain all provisions necessary to ensure each Related Licensee Party and subsequent tiers of Sublicensees comply with Licensee’s ongoing obligations under this Agreement, and Licensee shall undertake to enforce the provisions of any such Sublicense. Any such permitted Sublicenses shall also be consistent with and expressly made subject to and in accordance with, and not prejudicial to the rights of Licensor under the terms and conditions of this Agreement;

b)	each Sublicense shall include indemnification and defense provisions by each Related Licensee Party and all subsequent tiers of Sublicensees in favor of Licensor, its Affiliates, and their officers, directors, shareholders and employees, together with provisions for protection of Confidential Information at least as stringent as those contained in this Agreement; and

c)	a complete and accurate copy of any Sublicense agreement executed by and between Licensee and a Sublicensee shall be provided to Licensor.

Section 2.3.  No Implied Licenses; Negative Covenant. Except as set forth herein, Licensee shall not acquire any license or other Intellectual Property interest, by implication or otherwise, under any Know-How, trademarks, Patents or other Intellectual Property rights of Licensor. Licensee shall not and shall not permit any of its Affiliates or Related Licensee Parties to, use or exploit any Licensed Technology licensed to it by Licensor outside the scope of the licenses granted to it under this Agreement.

ARTICLE III.

TECHNOLOGY TRANSFERS AND ASSISTANCE

Section 3.1.  Transfer of Licensed Know-How. Licensor shall transfer to Licensee the Licensed Know-How listed in Exhibit A promptly following the Effective Date. From time to time during the Term, at Licensee’s sole cost and expense, Licensor shall provide Licensee with additional Licensed Know-How that comes to Licensor’s attention or is reasonably requested by Licensee and has not previously been provided to Licensee.

Section 3.2.  Assistance by Licensor. At Licensee’s written request and sole cost and expense, Licensor’s JDC (as defined in Section 4.1 below) representative shall reasonably cooperate with Licensee, taking into account and considering Licensor’s capacity and available resources, to provide assistance or perform activities as may be necessary or useful for: (a) the transfer to Licensee of the Licensed Know-How in the Territory, or any portion thereof; or (b) at Licensor’s discretion, the Development, Manufacturing and Commercialization of Licensed Products in the Territory, including seeking of Regulatory Approval for Licensed Products in the Territory, or any portion thereof; provided that Licensee shall pay Licensor and reimburse Licensor for the costs and expenses incurred in connection with the provision of such assistance.

ARTICLE IV.
DEVELOPMENT

Section 4.1.  Development Plan. Within thirty (30) days following the Effective Date, through the coordination of a Joint Development Committee (“JDC”), Licensee: (a) shall prepare a written plan outlining Development activities to be undertaken with respect to the Licensed Products, which shall include a budget that shall specify the amount anticipated to be spent on such Development activities (the “Development Plan”); and (b) thereafter, shall update the Development Plan as needed from time to time during the Term.

Section 4.2.  Diligence and Responsibilities. Licensee shall use best commercial efforts to Develop Licensed Products in accordance with the Development Plan agreed between the Parties and to meet any and all milestones contained in the Development Plan on a timely basis, including performing and completing all Development activities required under the Development Plan.___

Section 4.3.  Development Reports. The status, progress and results of Licensee’s Development activities under this Agreement shall be discussed at meetings of the JDC. At least one (1) Business Day before each regularly scheduled JDC meeting, Licensee shall provide the JDC with a written report detailing its Development activities and the results thereof, covering subject matter at a level of detail reasonably required by Licensor and sufficient to determine if the Development is on schedule and budget pursuant to the Development Plan, including: (a) a summary of the Development activities undertaken by Licensee since the last JDC meeting; (b) the Development activities Licensee contemplates to undertake; and (c) any proposed material changes to Licensee’s Development activities and plans as compared to the then-current Development Plan. In addition, Licensee shall make available to Licensor such additional information about its Development activities as may be reasonably requested by Licensor from time to time.

Section 4.4. Development Costs. Licensee shall be solely responsible for all expenses and costs incurred in connection with the Development and the Intellectual Property of the Licensed Products. The Licensor shall ensure for providing to Licensee the information, data, documents and correspondence generated since the date of the execution of this Agreement in connection with the Compounds relevant and necessary for the Licensor to be updated on the current situation and to discuss future plans, including but not limited to in-vitro data, in-vivo data, Compounds synthesis, formulation, manufacturing, development, regulatory filings as applicable, and as well as the relevant and necessary documents, filings and correspondence related to the Compounds’ Intellectual Property prepared for and/or exchanged with regulatory agencies. In the event that Licensee requests Licensor to conduct Development activities or provide assistance, and Licensor agrees to conduct such activities or provide such assistance, Licensee shall pay in advance Licensor of the costs Licensor incurred in relation to such activities as determined by the Parties.

Section 4.5. Licensee shall refrain from passing on Confidential Information to any third party without the prior written consent of Licensor and provided that the third party signs a CDA with similar obligations to those of the Agreement. Moreover, Licensee shall refrain from any communication likely to prevent or prejudice the granting of the Patent.

ARTICLE V.
REGULATORY

Section 5.1  Licensee Responsibilities. Except as specifically contained in the Development Plan and Development Budget, Licensee shall, at Licensee’s sole cost and expense: (a) use best efforts to apply for (and maintain), the Regulatory Approvals for the Compound and Licensed Products in the Territory in the Field; (b) be solely responsible for all communications and all Regulatory Materials with the Regulatory Authorities throughout the Territory; and (c) own, hold and maintain all Regulatory Approvals and Regulatory Materials for the Compound and Licensed Products in the Territory in the Field in the name of Licensee or a Person designated by Licensee (the “Designee”). The Parties agree and acknowledge that on a Region-by-Region basis, and at Licensee’s sole cost and expense, the Parties shall use good faith efforts to cooperate to effectuate this Section 5.1

Section 5.2.  Recalls, Suspensions, or Withdrawals. Licensee shall immediately notify Licensor and the Joint Steering Committee (the “JSC”) in writing following its determination that any event, incident, or circumstance has occurred that would reasonably be expected to result in the need for a recall, market suspension, or market withdrawal of a Licensed Product in the Field in the Territory, and the JSC shall convene a telephonic meeting to discuss such recall, market suspension, or market withdrawal within twenty-four (24) hours after such notification. Licensee shall have the right to make the final determination whether to voluntarily implement any such recall, market suspension, or market withdrawal in the Field in the Territory; provided that prior to any implementation of such a recall, market suspension, or market withdrawal, Licensee shall consider the JSC’s comments in good faith. If a recall, market suspension, or market withdrawal is requested by a Regulatory Authority in the Territory, Licensee shall initiate such a recall, market suspension, or market withdrawal in compliance with Applicable Laws. Licensee shall be responsible for all costs and expenses of any such recall, market suspension, or market withdrawal.

ARTICLE VI.

MANUFACTURING

Section 6.1.  Manufacturing. As of the Effective Date, Licensee shall be responsible for the chemistry, manufacturing and control of the Compound, clinical supplies and Licensed Products pursuant to this Agreement. Licensee shall be solely responsible for all manufacturing costs and expenses.

ARTICLE VII.

COMMERCIALIZATION

Section 7.1.  Commercialization. Licensee shall be the sole responsible Party fully in charge of the Commercialization of the Licensed Products under its full and sole control. Licensee shall be solely responsible for and shall use reasonable best efforts to Commercialize, in each case the Compound subject to regulatory approvals from relevant agencies in the targeted countries of and the Licensed Products in the Field in the Territory at its sole cost and expense.

ARTICLE VIII.
COMPENSATION

Section 8.1.  Upfront Payment.

On the [*], 2024 (the “Effective Date”), Licensee shall pay to Licensor a non-refundable, non-creditable upfront payment in the amount of One Hundred and Seventy Thousand U.S. Dollars (US $170’000) (the “Upfront Payment”) by bank wire transfer of immediately available funds in U.S. Dollars to an account designated by Licensor. Notwithstanding anything to the contrary in this Agreement, the obligations of Licensor to sign this Agreement and to consummate the transactions contemplated thereby are subject to Licensor’s timely receipt of the Upfront Payment. This Agreement shall become effective upon receipt by the Licensor of the Upfront Payment on the bank account communicated to the Licensee by the Licensor, subject it is received within four (4) Business Days following the signature by the Parties of this Agreement.

Section 8.2. Milestone Payments.

a)	Notices of Milestone. Within ten (10) days after the achievement of any Milestone Event by or on behalf of Licensee or any of its Affiliates or Related Licensee Parties, Licensee shall provide Licensor with written notice (which shall include any supporting information reasonably appropriate) of the achievement of such Milestone Event.

b)	Payment. Licensee shall pay to Licensor the applicable Milestone Payment set forth in Section 8.2(c) within thirty (30) days of achieving such Milestone Event

c)	Liquidity / Merger and Acquisition Events Triggering Milestone Payments to Licensee. Licensee shall pay Licensor Fifteen percent (15%) of all proceeds earned by the Licensee or any of its Affiliates or Related Licensee Parties / Sublicensees, if any, following receipt by Licensee of one-time, non-creditable, non-refundable Upfront and Milestone Payments made by Sublicensees (each, a “Milestone Payment”), upon achievement of the corresponding Milestone Events related to a Licensed Product. Payments. Unless otherwise specified in writing by Licensor, all payments under this Agreement shall be paid in U.S. Dollars by wire transfer of immediately available funds to a bank account designated in writing by Licensor.

d)	Net Amounts Outside the United States; Conversion. With respect to Net Amounts outside the United States, Royalty Payments owed shall first be calculated in the currency of sale, and then such Net Amounts shall be converted into U.S. Dollars based on applicable currency exchange rates (as provided in Section 9.4(c)), and such U.S. Dollar amount of the royalties shall be paid to Licensor. The conversion of non-U.S. Dollar Net Amounts into U.S. Dollar Net Amounts shall be calculated in accordance with Licensee’s then current foreign exchange conversion methodology for external financial reporting to the Securities and Exchange Commission. In any country where conversion of the local currency is blocked and such currency cannot be removed from the country, Licensee shall pay Licensor in local currency by deposit in a local bank account designated by Licensor. All sums invoiced by Licensee to any Affiliates or Related Licensee Parties / Sublicensees and corresponding to the delegation of some or all obligations stated in the Agreement, with no consideration of the qualification given by the parties to the executed agreement. Licensee shall not deduct any costs (development, intellectual property, etc.) from the sums to be used as a basis for calculating Milestones and shall send Licensor a copy of the invoices on the basis of which the said calculation is made.”

e)	Upfront Payment and Milestone Payments. NLS Pharmaceutics agrees to pay Aexon Labs the following one-time, non-refundable payments as per below:

1)	Upfront payment of One Hundred and Seventy Thousand U.S. Dollars (US $170’000), for an exclusive License Agreement as defined herein payable by no later than March 31st, 2024 (the “Deadline Date”). The Option Agreement shall become null and void on April 1st , 2024 and the Parties shall have no further obligations to each other, except if the article 8.2. e) 2) hereunder is triggered and used by the Parties prior to the Deadline Date

2)	Notwithstanding article 8.2. e) 1) above, the Parties may agree to defer the Upfront payment prior to the Deadline Date and may agree on an amended payment schedule of the Upfront payment, subject that 1) a portion of the Upfront payment shall be paid to the Licensor by the Licensee prior to or on the Deadline Date and 2) the remaining portion of the Upfront payment still due be paid before or on a revised payment deadline date agreed by the Parties.

3)	Milestone payment on termination of first Proof-of-Concept study in OX1R/OX2R KO mice model of narcolepsy: One Hundred Thousand U.S. Dollars (US $100’000);

4)	Milestone payment on issuance of the first Patent Granted in the US that covers the Licensed Product: Three Hundred Thousand U.S. Dollars (US $300’000);

5)	Milestone payment on issuance of the second Patent Granted in the US that covers the Licensed Product: One Hundred and Fifty Thousand U.S. Dollars (US $150’000).

f)	Royalty rate. NLS Pharmaceutics agrees to pay to Aexon Labs a royalty in the Territory on a country-by-country basis equal to:

1)	15% (fifteen per cent) of all Net Amounts earned by Licensee in the Territory in the event that the Patent covers the Licensed Product;

2)	5% (five percent) of all Net Amounts in case the Aexon Labs the corresponding Patent has not been granted to the Product at the time of the time of its Commercialization;

3)	If Licensee challenges the validity of the Patents, the above Royalty Rates are increased to 30% if the challenge initiated by the Licensee is not successful. If the challenge pursued by the Licensee is successful and lead to reduced royalty rates, the new royalty rates resulting from the challenge shall be immediately applied.

g)	Sublicensing. NLS Pharmaceutics agrees to pay Aexon Labs the following percentages of license fees, milestones and royalties received from Sublicensees in consideration for any Sublicense granted for the Licensed Products to include:

1)	15% (fifteen per cent) of all Net Amounts earned by Sublicensee in the Territory in the event that the Patent covers the Licensed Products;

2)	5% (five percent) of all Net Amounts in case the Aexon Labs Patent is not granted yet;

3)	If any Sublicensee challenges the validity of the Patents, the new Royalty Rates doubles to 30% if the validity of Aexon Labs Patent is confirmed by the relevant Patent Office. If the challenge pursued by the Sublicensee is successful and lead to reduced royalty rates, the new royalty rates resulting from the challenge shall be immediately applied.

h)	Late Payment. If a Party does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due to such Party until the date of payment at the per annum rate of two percent (2%) over the then-current base rate quoted by the Bank of America or the maximum rate allowable by Applicable Laws, whichever is lower.

Section 8.3.  Records and Audit.

a)	Records. Licensee shall maintain, and shall require its Affiliates and Related Licensee Parties to maintain, complete and accurate books and records in connection with the activities in connection with this Agreement, in sufficient detail and as necessary to permit Licensor to confirm the achievement of Milestone Events and the amount of Royalty Payments, Milestone Payments, the incursion of expenses and any other payments due under this Agreement, and to confirm Licensee’s compliance with this Agreement. Licensee, its Affiliates and Related Licensee Parties shall keep such books and records for five (5) years following the Calendar Year to which they pertain, or such longer period of time as may be required by Applicable Law.

b)	Audit. Upon Licensor’s written notice to Licensee, with reasonable advance notice, Licensor shall be permitted to have an external certified public accountant and/or auditor (“Auditor”) selected by Licensor, at Licensor’s sole cost and expense (except as set forth in this Section 8.3(b)) to have access during normal business hours to such of the records of Licensee being audited, and its Affiliates and Related Licensee Parties, to verify the occurrence of Milestone Events and any reimbursed expenses and the accuracy of the Net Amounts due and payable under this Agreement. If such Auditor identifies an undisputed discrepancy made during such period, the appropriate Party shall pay the other Party the amount of the discrepancy within thirty (30) days of the date of receiving such Auditor’s written report, or as otherwise agreed upon by the Parties. The fees charged by such Auditor shall be paid by the Licensor; provided, that if the audit uncovers an underpayment pursuant to this Section 8.3(b) in an amount that exceeds three percent (3%) of the total Net Amounts owed or if the occurrence of Milestone Events has not been duly disclosed to Licensor, then the fees of such Auditor shall be paid by Licensee.

ARTICLE IX.

CONFIDENTIALITY; PUBLICATION

Section 9.1  Non-disclosure Obligation.

During the Term of this Agreement and for five (5) years thereafter (except in respect of trade secrets or Know-How for so long as such Confidential Information remains confidential or non-public), the Party receiving the Confidential Information of the other Party (such receiving Party, the “Receiving Party”) shall: (i) keep confidential, with at a minimum the same degree of care it would exercise to protect its own Confidential Information (and in no event less than a reasonable standard of care) to keep confidential the Confidential Information; (ii) not publish, make available or otherwise disclose any Confidential Information to any Third Party, without the express prior written consent of the other Party (the “Disclosing Party”); provided, however, the Receiving Party shall have the right to disclose the Confidential Information to those of its Affiliates, officers, directors, employees, agents, consultants or independent contractors (including Sublicensees) of such Receiving Party who need to know the Confidential Information in connection with this Agreement and the performance thereunder, and are bound by confidentiality obligations with respect to such Confidential Information at least as restrictive as those contained in this Agreement; and (iii) shall use the Confidential Information solely in connection with the purposes of this Agreement (it being understood that this Section 9.1 shall not create or imply any rights or licenses not expressly granted under this Agreement). Notwithstanding the foregoing, the obligations of confidentiality and non-use with respect to any trade secret or to Know-How within such Confidential Information shall survive for so long as such Confidential Information remains confidential or non-public. (i) It shall not be considered a breach of Section 9.1(a) if the Receiving Party discloses Confidential Information in order to comply with a lawfully issued court or governmental order, a requirement of Applicable Laws or the rules of any internationally recognized stock exchange; provided that: (i) the Receiving Party gives prompt written notice of such disclosure requirement to the Disclosing Party and cooperates with the Disclosing Party’s efforts to oppose such disclosure or obtain a protective order for such Confidential Information (taking into account and considering Licensor’s capacity and available resources); and (ii) if such disclosure requirement is not quashed or a protective order is not obtained, the Receiving Party shall only disclose those portions of the Confidential Information that it is legally required to disclose and shall use reasonable efforts to obtain confidential treatment for the disclosed Confidential Information. This ARTICLE IX supersedes as of the Effective Date the confidentiality agreement executed by the Parties dated as of xxxx, 2024; provided however that all “Confidential Information” disclosed or received by the Parties and their Affiliates thereunder shall be deemed Confidential Information hereunder and shall be subject to the terms and conditions of this Agreement.

Section 9.2. Permitted Disclosure. Each Party shall have the right to disclose Confidential Information provided by the other Party to the extent such disclosure is reasonably necessary in the following instances:

a)	disclosure to governmental or other regulatory agencies in order to obtain Patents on Licensed Technology or to gain or maintain approval to conduct Clinical Trials or to market Licensed Product (in each case to the extent permitted by this Agreement), but such disclosure may be only to the extent reasonably necessary to obtain Patents or authorizations; b) complying with applicable court orders or governmental regulations, including without limitation rules or regulations of the Securities and Exchange Commission, or by rules of the National Association of Securities Dealers, any securities exchange or Nasdaq, NYSE, etc.; provided, however, that the receiving Party shall first have given notice to the other Party hereto in order to allow such Party the opportunity to seek confidential treatment of the Confidential Information;

c)	disclosure by Licensee to Related Licensee Parties or distributors for the sole purpose of conducting Development, Manufacturing and/or Commercialization of the Compound and Licensed Products on a “need-to-know” basis, in accordance with the terms and conditions of this Agreement on the condition that such Related Licensee Parties agree to be bound by confidentiality and non-use obligations at least equivalent in scope to those contained in this Agreement; provided the term of confidentiality for such Related Licensee Parties shall be no less than five (5) years, except in respect of trade secrets or Know-How where the provisions of Section 9.2(a) shall apply; provided that the Licensed Technology should be carefully disclosed by Disclosing Party, and only to the extent absolutely required, and provided however that the Receiving Party shall remain responsible for any failure by any Person who receives Confidential Information pursual to this Section 9.2(c)(iii) to treat such Confidential Information as required under this ARTICLE IX, and provided in case of termination of this Agreement, Licensee must provide Licensor with a copy of all confidentiality, non-disclosure and other agreements entered into with such Third Parties; and

d)	disclosure to consultants, agents or other current or potential Third Parties investors, lenders or merger partners, and consultants and advisors of the Receiving Party, solely to the extent required to accomplish the purposes of this Agreement or in connection with due diligence or similar investigations by such Third Parties investors, and disclosure to potential Third Party investors in confidential financing documents, in each case on a “need-to-know basis” and on the condition that such Third Parties investors agree to be bound by confidentiality and non-use obligations at least equivalent in scope to those contained in this Agreement or for the purposes of such financing; provided the term of confidentiality for such Third Parties investors shall be no less than five (5) years, except in respect of trade secrets or Know-How where the provisions of Section 9.2(a) shall apply, and provided that the Licensed Technology should be carefully disclosed by the Licensee, and only to the extent absolutely required and provided however that the Receiving Party shall remain responsible for any failure by any Person who receives Confidential Information pursuant to this Section 9.2(c)(iv) to treat such Confidential Information as required under this ARTICLE IX, and provided in case of termination of this Agreement, Licensee must provide Licensor with a copy of all confidentiality, non-disclosure and other agreements entered into with such Third Parties.

If and whenever any confidential information is disclosed in accordance with this Section 9.2(c), such disclosure shall not cause any such information to cease to be Confidential Information

Section 9.3.  Publication. Licensee shall not publish or otherwise disclose any scientific papers, abstracts, presentations or publications relating to or concerning the Licensed Technology or any Licensed Products, including, without limitation, the results of any Clinical Trials carried out under this Agreement, without the prior written approval of Licensor in each instance.

Section 9.4.  Publicity; Use of Names.

a)	Each of the Parties agrees not to disclose to any Third Party the terms and conditions of this Agreement without the prior approval of the other Party (such consent not to be unreasonably withheld, delayed or conditioned), except to: (i) advisors (including consultants, financial advisors, attorneys and accountants); (ii) bona fide potential and existing investors and acquirers on a need to know basis, in each case under circumstances that reasonably protect the confidentiality thereof; (iii) to the extent necessary to comply with the terms of agreements with Third Parties; or (iv) to the extent required by Applicable Laws, including securities laws and regulations. Notwithstanding the foregoing, following the Effective, each Party shall have the right to prepare and issue a press release announcing the execution of this Agreement; provided that, in advance of public release, each Party shall deliver its final draft press release to the other Party for review, and neither Party shall release its press release without the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed. Thereafter each Party shall have the right to disclose to Third Parties the information contained in such press release(s) without the need for further approval by the other.

b).	The Parties acknowledge the need to keep investors and others informed regarding such Party’s business under this Agreement, including as required by the rules of a recognized stock exchange. To the extent a Party is or becomes publicly listed, and subject to Section 9.3(a), such Party shall have the right to issue press releases or make disclosures to the Securities and Exchange Commission or other applicable agency as it determines, based on advice of counsel, as reasonably necessary to comply with laws or regulations or for appropriate market disclosure; provided that each Party shall provide the other Party with advance notice of legally required disclosures to the extent practicable. The Parties shall consult with each other on the provisions of this Agreement to be redacted in any filings made by a Party with the Securities and Exchange Commission or as otherwise required by Applicable Laws; provided that each Party shall have the right to make any such filing as it reasonably determines necessary under Applicable Laws.

ARTICLE X. REPRESENTATIONS, WARRANTIES, AND COVENANTS

Section 10.1. Representations and Warranties of Each Party. Each Party represents and warrants to the other Party as of the Effective Date that:

i.	it is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder;

ii.	it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of the Agreement and the performance of its obligations hereunder, and (iii) the Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms;

iii.	it is not a party to any agreement that would prevent it from granting the rights granted to the other Party under this Agreement or performing its obligations under the Agreement; and

iv.	all consents, approvals and authorization from all Governmental Authorities or other Third Parties required to be obtained by such Party in connection with this Agreement have been obtained.

Section 10.2.  Additional Representations, Warranties and Covenants of Licensor. Licensor represents, warrants and covenant to Licensee that as of the Effective Date or during such period specifically referenced herein: Licensor has the right under the Licensed Technology to grant the licenses to Licensee as purported to be granted pursuant to this Agreement;

a)	Licensor has not granted (and shall not grant during the Term) any right to any Third Party under the Licensed Technology that would conflict with the rights granted to Licensee hereunder; and

b)	no claim or action has been brought against Licensor or, to Licensor’s Knowledge, threatened in writing to Licensor, by any Third Party alleging that (i) the Licensed Patents are invalid or unenforceable, or (ii) the use of the Compound or Licensed Product infringes the Patents or misappropriates the Patents of any Third Party; and to Licensor’s Knowledge, no interference, opposition, cancellation or other protest proceeding has been filed against any Licensed Patent.

Section 10.3.  Additional Representations, Warranties and Covenants of Licensee. Licensee represents, warrants and covenant to Licensor that as of the Effective Date or during such period specifically referenced herein:

a)	Licensee, together with its Affiliates, contractors, Sublicensees and distributors, has or will have the necessary resources and expertise, including relevant approvals and licenses (or the resources to acquire the expertise) to perform its obligations hereunder, including to use best efforts to Develop and Commercialize the Compound and Licensed Products in the Field in the Territory;

b)	in the course of performing its obligations or exercising its rights under this Agreement, Licensee shall, and shall cause its Affiliates and Related Licensee Parties to (i) comply with the Development Plan, all agreements referenced herein and all Applicable Laws, including as applicable, cGMP, GCP, GLP and GSP standards; and (ii) ensure that its distributors, suppliers and manufacturers, if any, comply with Applicable Laws in respect of the Development, Manufacture and Commercialization of the Licensed Products;

c)	neither Licensee nor any employee, agent or Subcontractor of Licensee involved in or who will be involved in the Development, Manufacture and/or Commercialization of the Licensed Products has been debarred or disqualified under Subsection (a) or (b) of Section 306 of the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 335a) or is otherwise the subject of any pending or threatened debarment or disqualification proceedings or other notice of non-compliance or enforcement action by any Regulatory Authority; (ii) Licensee shall not employ or engage any Person who has been debarred or disqualified by any Regulatory Authority, or, to Licensee’s Knowledge, is the subject of any pending or threatened debarment, disqualification or enforcement proceedings by a Regulatory Authority; and (iii) no Person on any of the FDA clinical investigator enforcement lists will participate in the performance of any activities hereunder;

d)	Licensee acknowledges and agrees that (i) it has been furnished the materials relating to the Licensed Technology that it has requested; (ii) it has completed to its satisfaction an independent investigation of the Licensed Technology that it has requested; and (iii) in making its decision to enter into this Agreement, and to consummate the transactions contemplated hereby, it has relied solely on the results of its own independent investigation and analysis and the representations and warranties set forth in Sections 10.1 and 10.2. Licensee has no Knowledge that any representations or warranties of Licensor made in this Agreement are not true and correct;

e)	Licensee shall not, and shall not permit any of its Subcontractors to, process personal data in a manner that involves (i) the transfer of such personal data from one country to any other country (the EU and Switzerland constituting a single country for this purpose), or (ii) accessing personal data from another country; in each case without the prior written consent of Licensor or as explicitly permitted in the Agreement; and

Upon the request of Licensor, Licensee shall enter into appropriate data transfer agreements with Licensor and its Affiliates as needed to satisfy cross-border transfer obligations relating to personal data, such as the European Commission Standard Contractual Clauses or other similar agreements.

Section 10.3.  Compliance with Anti-Corruption Laws.

a)	Notwithstanding anything to the contrary in the Agreement, Licensee hereby covenants to Licensor that:

1)	it shall not, in the performance of this Agreement, perform any actions that are prohibited by anti-corruption laws (collectively “Anti-Corruption Laws”, including the provisions of the U.S. Foreign Corrupt Practices Act) that may be applicable to either or both Parties to the Agreement;

2)	it shall not, in the performance of this Agreement, directly or indirectly, make any payment, offer or transfer anything of value, or agree or promise to make any payment or offer or transfer anything of value, to a government official or government employee, to any political party or any candidate for political office or to any other Third Party with the purpose of influencing decisions related to either Party or its business in a manner that would violate Anti-Corruption Laws;

3)	it shall, on request by Licensor, verify in writing that to the best of Licensee’s Knowledge, there have been no violations of Anti-Corruption Laws by Licensee or persons employed by or Subcontractors used by Licensee in the performance of the Agreement, or shall provide details of any exception to the foregoing; and

4)	it shall maintain records (financial and otherwise) and supporting documentation related to the subject matter of the Agreement in order to document or verify compliance with the provisions of this Section 10.4, and upon request of Licensor, upon reasonable advance notice, shall provide a Third Party auditor acceptable to Licensor with access to such records for purposes of verifying compliance with the provisions of this Section 10.4. Licensee may require the Third Party auditor to enter into a reasonable confidentiality agreement in connection with such an audit.

b)	As of the Effective Date, none of the officers, directors, employees, of Licensee or of any of its Affiliates or agents acting on behalf of Licensee or any of its Affiliates, in each case that are employed or reside outside the United States, are themselves Public Officials. To its Knowledge as of the Effective Date and during the Term, neither Licensee nor any of its Subsidiaries nor any of their Affiliates, directors, officers, employees, distributors, agents, representatives, Net Amounts intermediaries or other Third Parties acting on behalf of Licensee or any of its Subsidiaries or any of their Affiliates: (i) has taken or shall take any action in violation of any applicable Anti-Corruption Law, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78 dd-1 et seq.); (ii) has corruptly, offered, paid, given, promised to pay or give, or authorized or shall corruptly, offer, pay give, promise to pay or give or authorize, the payment or gift of anything of value, directly or indirectly, to any Public Official; (iii) has influenced or shall influence any act or decision of any Public Official in his official capacity; (iv) has induced or shall induce such Public Official to do or omit to do any act in violation of his lawful duty; (v) has secured or shall secure any improper advantage; or (vi) has induced or shall induce such Public Official to use his or her influence with a government, governmental entity, or commercial enterprise owned or controlled by any government (including state-owned or controlled medical facilities) in obtaining or retaining any business whatsoever.

NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, THE PARTIES MAKE NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND LICENSOR SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, INCLUDING ANY EXPRESS OR IMPLIED WARRANTY OF QUALITY, MERCHANTABILITY, USE, EXPLOITATION, FITNESS FOR A PARTICULAR PURPOSE, OR WARRANTY OF NON-INFRINGEMENT OF THE LICENSED TECHNOLOGY, THE COMPOUND OR THE LICENSED PRODUCTS OR AS TO THE VALIDITY OF ANY LICENSED PATENTS, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS. THE COMPOUND, LICENSED PRODUCTS, LICENSED TECHNOLOGY PROVIDED BY LICENSOR OR ITS AFFILIATES HEREUNDER ARE MADE AVAILABLE ON AN “AS IS” BASIS WITHOUT WARRANTY WITH RESPECT TO COMPLETENESS, COMPLIANCE WITH REGULATORY STANDARDS OR OTHER APPLICABLE LAW OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER KIND OF WARRANTY WHETHER EXPRESS OR IMPLIED. THE ENTIRE RISK AS TO THE RESULTS, AND PERFORMANCE AND EXPLOITATION OF THE LICENSED TECHNOLOGY, THE COMPOUND AND THE LICENSED PRODUCTS IS EXCLUSIVELY ASSUMED BY LICENSEE.

ARTICLE XI. INDEMNIFICATION; LIMITATION OF LIABILITY; INSURANCE

Section 11.1. By Licensee. Licensee shall indemnify and hold harmless Licensor, its Affiliates, and their directors, officers, employees and agents (“Licensor Indemnitee”) from and against all losses, liabilities, damages and expenses (including legal expenses and reasonable attorneys’ fees and costs) incurred in connection with any claims, demands, actions or other proceedings by any Third Party (individually and collectively, “Losses”) to the extent arising from: (a) the research, Development, Manufacturing, Commercialization, use, offering for sale, sale, importation or otherwise exploitation of the Licensed Technology, the Compound and the Licensed Products including, without limitation, the Product Marks, Brand Strategy and Promotional Materials; (b) any activity by Licensee that is outside the Field or the Territory; (c) the gross negligence or willful misconduct of Licensee or any of its Affiliates or Related Licensee Parties; (d) Licensee’s breach of any of its obligations, representations, warranties or covenants set forth in this Agreement or the scope of the licenses set forth in Section 2; (e) Licensor holding any Regulatory Approval for any Licensed Product for Licensee’s benefit in accordance with Section 11.1; and (f) failure of any Licensee Indemnitee to comply with any Applicable Laws in the performance of any obligations under this Agreement.

Section 11.2 By Licensor. Licensor shall indemnify and hold harmless Licensee, its Affiliates, and their directors, officers, employees and agents (“Licensee Indemnitees,” individually and together with the Licensor Indemnitees, “Indemnitees”) from and against all Losses to the extent arising from: (a) the gross negligence or willful misconduct of Licensor or its Affiliates; (b) Licensor’s breach of any of its obligations, representations, warranties or covenants set forth in this Agreement; and (c) the failure of Licensor or its Affiliates to comply with any Applicable Laws in the performance of any obligations under this Agreement, in each case of clauses (a) through (c) above, except to the extent Losses arise from, are based on, or result from any activity or occurrence for which Licensee is obligated to indemnify the Licensor Indemnitees under Section 11.2.

Section 11.3. Defense. The Indemnitee shall notify the Indemnifying Party promptly of any claim, demand, action or other proceeding under Section 11.1 or 11.2 and shall reasonably cooperate with all reasonable requests of the Indemnifying Party with respect thereto. If any such claims or actions are made, the Indemnitee shall be defended at the sole cost and expense of the Party that is obligated to indemnify the Indemnitee (the “Indemnifying Party”) by counsel selected by the Indemnifying Party, provided that the Indemnitee may, at its own expense, also be represented by counsel of its own choosing. The Indemnifying Party shall have the sole right to control the defense of any such claim or action, subject to the terms of this Article XI. The Indemnifying Party shall promptly (and in any event not more than twenty (20) days after receipt of the Indemnitee’s original notice) notify the Indemnitee in writing whether or not it acknowledges its obligation (which acknowledgement shall not be deemed or construed as an admission of liability to indemnify the Indemnitee with respect to the claim pursuant to this Section 11.3) and of its intention either to compromise or defend such claim.

Section 11.4. Settlement. The Indemnifying Party shall have the right to settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment: (a) with prior written notice to the Indemnitee but without the consent of the Indemnitee where the only liability to the Indemnitee is the payment of money and the Indemnifying Party makes such payment; or (b) in all other cases, only with the prior written consent of the Indemnitee, such consent not to be unreasonably withheld or delayed. The Indemnitee shall not settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment in any such action or other proceeding or make any admission as to liability or fault without the express written permission of the Indemnifying Party not to be unreasonably upheld.

Section 11.5. Insurance. Licensee shall procure and maintain for itself and its Affiliates during the Term and for a period of five (5) years thereafter, insurance policies, including product liability and clinical trial insurance, adequate to cover its obligations hereunder with a company having a minimum of an A-rating by Best’s rating; provided, however, that in no event shall such product liability insurance be written and in force in Net amounts not less than the average amount per claim under the insurance policies that are customarily obtained by similarly situated companies conducting similar activities with respect to similar product candidates. Licensee shall identify the Licensor as an additional insured and provide Licensor with evidence of such insurance upon request and prior to expiration of any one coverage. Licensee shall provide Licensor with prompt written notice of any anticipated cancellation, non-renewal or material change in such insurance, and in all cases shall provide such notice prior any such cancellation, non-renewal or material change. Licensee shall impose substantially identical obligations on its Affiliates (to the extent not named insureds under such Party’s coverages) and Related Licensee Parties. Such insurance shall not be construed to create a limit of the Licensee’s liability with respect to its indemnification obligations under this Article XI.

LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, SUBJECT TO AND WITHOUT LIMITING THE INDEMNIFICATION OBLIGATIONS OF EACH PARTY WITH RESPECT TO THIRD PARTY CLAIMS UNDER SECTION 11.1 OR 11.2 OR LIABILITY AS A RESULT OF A BREACH OF ARTICLE XI, OR DAMAGES AVAILABLE FOR PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE XI, OR FOR A PARTY’S BREACH OF OBLIGATIONS UNDER ARTICLE XIII, NO PARTY OR ANY OF ITS AFFILIATES SHALL BE LIABLE TO THE OTHER PARTY UNDER ANY CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, MULTIPLIED OR CONSEQUENTIAL DAMAGES OR FOR LOST PROFITS (EVEN IF DEEMED DIRECT DAMAGES) ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

ARTICLE XII. INTELLECTUAL PROPERTY

Section 12.1  Ownership of Intellectual Property.

a)	Ownership. As between the Parties: (i) Licensor shall remain the sole and exclusive owner of all Licensed Technology; (ii) Licensee shall remain the sole and exclusive owner of all Licensee IP; and (iii) each Party shall solely own all right, title, and interest in and to any New Technology, including any Improvements, invented, created, conceived, developed or otherwise made solely by its or its Affiliates’ employees, agents or independent contractors during the Term. Improvements made solely by Licensor shall be included in the Licensed Technology, and Improvements made solely by Licensee shall be included in the Licensee Intellectual Property.

b)	Joint New Technology. The Parties shall jointly own all New Technology, including improvements made to the Licensed Technology or to the Licensee IP, that are made jointly by the employees, agents, and independent contractors of one Party and its Affiliates together with the employees, agents, and independent contractors of the other Party and its Affiliates (the “Joint New Technology”). Inventorship, authorship and ownership of all New Technology shall be assigned in accordance with United States Intellectual Property laws. In the event that Joint New Technology is made, each Party shall own an undivided half interest in any such Joint New Technology and the Parties shall enter into a joint ownership agreement to manage such joint ownership.

c)	Disclosure. Licensee shall promptly disclose to Licensor all New Technology and Improvements, including all invention disclosure or other similar documents submitted to Licensee by its or its Affiliates’ employees, agents, or independent contractors relating thereto, and shall promptly respond to reasonable requests from Licensor for additional information relating thereto.

d)	Patent Prosecution.

1)	Prosecution. As between the Parties, Licensor shall in its discretion prepare, file, and prosecute all Patent Applications and maintain all Patents granted within the Licensed Patents in the Territory, as well as re-examinations, reissues, appeals, and requests for Patent term adjustments and Patent term extensions with respect to such Licensed Patents. Licensor shall bear all costs and expenses incurred in connection with such prosecution and maintenance; provided that Licensee shall reimburse Licensor for such expenses within thirty (30) days after receipt of an invoice. Licensor shall keep Licensee reasonably informed through the JDC of material developments concerning the prosecution and maintenance of the Licensed Patents in the Territory.

2)	Abandonment. Licensor shall notify Licensee of any decision to cease Patent Prosecution or maintenance of any Licensed Patents prosecuted by Licensor and shall provide such notice at least thirty (30) days prior to any filing or payment due date, or any other due date that requires action, in connection with such Licensed Patents. In such event, Licensor shall permit Licensee, at its sole cost and expense, to continue Patent Prosecution or maintenance of such Licensed Patents. Upon Licensee’s written election provided no later than thirty (30) days after such notice from Licensor to take over Patent Prosecution or maintenance for the Licensed Patents, Licensor shall take all actions and execute all documents reasonably necessary for Licensee to assume such responsibility. If Licensee does not notify Licensor of its election within such thirty (30) day period, Licensor may continue or discontinue prosecution and maintenance of such Licensed Patents in its discretion. For the avoidance of doubt, notwithstanding Licensee’s maintenance or Patent Prosecution of the Licensed Patents, such Licensed Patents shall remain owned by Licensor for all purposes under this Agreement.

3)	Cooperation. With respect to all Patent Prosecution, Licensee shall, and shall cause its Affiliates to provide all reasonable assistance and cooperation in connection with prosecution and maintenance activities hereunder, including by making its employees, agents, and independent contractors reasonably available and executing any necessary documents or instruments, including powers of attorney.

e). Enforcement.

Each Party shall notify the other within thirty (30) Business Days of becoming aware of: (i) any alleged or threatened infringement by a Third Party of any of the Licensed Technology in the Field in the Territory; and (ii) any related declaratory judgment, opposition, or similar action alleging the invalidity, unenforceability or non-infringement of any of the Licensed Patents (collectively “Product Infringement”).

Licensee shall have the first right to bring and control any legal action in connection with such Product Infringement at its own expense as it reasonably determines appropriate. If Licensee decides not to bring such legal action, it shall so inform Licensor promptly and Licensor shall have the right to bring and control any legal action in connection with such Product Infringement at its own expense as it reasonably determines appropriate.

The Parties shall consult each other to decide what action if any should be taken to stop the infringement, encroachment or violation. If Licensee decides not to bring such legal action, it shall so inform the Licensor promptly and the Licensor shall have the right to bring and control any legal action in connection with such infringement at its own expense as it reasonably determines appropriate.

At the request of the Party bringing an action related to Product Infringement, the other Party shall provide reasonable assistance in connection therewith, including by executing reasonably appropriate documents, cooperating in discovery and joining as a party to the action if required by Applicable Law to pursue such action, at the sole cost and expense of the Party bringing the action. In connection with an action related to Product Infringement, the Party bringing the action shall not enter into any settlement admitting the invalidity or non-infringement of, or otherwise impairing the other Party’s rights in the Licensed Patents without the prior written consent of the other Party. Licensee shall at all times keep Licensor informed as regards progress of any action taken or proceedings raised by Licensee against a Third Party. Any course of action, offer of settlement or settlement shall not conflict with any licenses granted under this Agreement and shall comply upon all terms and conditions of this Agreement. Licensee shall, provided that Licensee has confirmed to Licensor in writing that all costs relating to the settlement, including but not limited to sums to be paid to Third Parties as compensation, costs or damages shall be borne by Licensee, have sole discretion in relation to the conduct and settlement of any action taken or proceedings raised against a Third Party provided that, Licensee shall not settle in a manner that involves any admission of wrongdoing on the part of Licensor or that diminishes or affects the rights or interests of Licensor without their express prior written consent.

If Licensee elects not to take steps to enforce Licensed Patents or eliminate the infringement within sixty (60) days from any Product Infringement notice, then Licensor shall have the right and option, but not the obligation, to do so at its expense upon providing written notice to Licensee after giving good faith consideration to Licensee’s reasons for not taking other action.

Any recoveries resulting from enforcement action relating to a claim of Product Infringement shall be first applied against payment of each Party’s costs and expenses in connection therewith. Any such recoveries in excess of such costs and expenses shall be allocated equally (50/50) between the Parties; provided that if Licensee is the controlling Party, then such recovery will be treated as Net Net amounts in the period in which payment of such recovery was received.

Defense. Each Party shall promptly notify the other in writing of any allegations it receives from a Third Party that the Development, Manufacture, Commercialization or other exploitation of any Licensed Product infringes, misappropriates or violates any Intellectual Property (“IP”) or proprietary rights of such Third Party (“Third Party IP Claim”). Each Party shall assert and not waive the joint defense privilege with respect to all communications between the Parties. If either Party is entitled to indemnification under Article XII with respect to any Third Party IP Claim, then the terms and conditions of Article XII shall apply to such Third Party IP Claim. In all other cases, except as otherwise provided in this Agreement, each Party shall have the right to defend itself from any such Third Party IP Claim brought against such Party or its Affiliates or licensees at its own expense and with counsel of its choosing. Each Party shall keep the other Party reasonably informed of all material developments in connection with any Third Party IP Claim, and the other Party shall consult with and offer reasonable assistance to the Party defending against such Third Party IP Claim, at the defending Party’s cost and expense.

ARTICLE XIII.

TERM; TERMINATION

a).	Term. This Agreement shall be effective on the Effective Date and, subject only to earlier termination pursuant to this Article XIII , shall continue until the latest of: (a) Licensee’s termination of the Commercialization of the Licensed Products in the Field in the last Region of the Territory in which Commercialization had actually begun; and (b) the expiration of the last-to-expire Valid Claim of a Licensed Patent that Covers such Licensed Product in the Field in the Territory (the “Term”).

b.	Termination for Breach. This Agreement may be terminated in its entirety, or with respect to any country in the Territory, upon written notice by either Party if the other Party is in material breach of its obligations (other than payment obligations) hereunder and has not cured such material breach within thirty (30) days after written notice describing the nature of such material breach is provided to the breaching Party. If Licensee breaches any of its payment obligations hereunder and has not cured such breach within thirty (30) Business Days following the date for payment provided herein, this Agreement may be terminated in its entirety by Licensor upon written notice to Licensee.

c.	Termination for Insolvency. Either Party shall have the right to terminate this Agreement upon written notice to the other Party in the event of the Bankruptcy Event of the other Party. For purposes of this Section 13.c, “Bankruptcy Event” means the occurrence of any of the following: (a) the institution of any bankruptcy, receivership, insolvency, reorganization or other similar proceedings by or against a Party under any bankruptcy, insolvency, or other similar law now or hereinafter in effect, including any section or chapter of the United States Bankruptcy Code, as amended or under any similar laws or statutes of the United States or any state thereof or any other country or jurisdiction, where in the case of involuntary proceedings such proceedings have not been dismissed or discharged within 60 days after they are instituted, (b) the making of an assignment for the benefit of creditors as to all or substantially all of a Party’s assets, or (c) appointment of a receiver, custodian, trustee, liquidator, assignee or other similar official for all or substantially all of a Party’s assets.

d. Termination for incapacity to finance the Development Plan.

The License Agreement may not be assigned or otherwise transferred by the Licensee to a third party company (the “Third Party Company”) without the prior written consent of the other Party, such consent not to be unreasonably withheld; provided, however, that either Party may assign the License Agreement without such consent to an Affiliate or, in the case of Licensee , in connection with the transfer or sale of its business or all or substantially all of its assets related to Licensed Products, or in the event of a merger, consolidation, change of control or similar corporate transaction. Any permitted assignee shall assume all obligations of its assignor under the License Agreement.

e. Effects of Termination.

In the event of termination of this Agreement by either Party, the following shall apply:

i.	Without limiting the effect that such termination shall have on any provisions of this Agreement, other than those provisions that this Agreement expressly provides shall survive such termination, all rights and licenses granted herein to either Party shall terminate and the Licensee, its Affiliates and all Related Licensee Parties shall cease all use and other forms of Commercialization of the Licensed Products, Licensed Technology or the Compound or Confidential Information of Licensor; provided that, at Licensor’s sole discretion, such licenses shall continue as necessary for the Parties to complete the orderly wind-down of their activities under this Agreement in accordance with Applicable Laws and in compliance with the terms and conditions of this Agreement;

ii.	All payment obligations hereunder shall terminate, other than those that are accrued and unpaid as of the effective date of such termination, as well as those accrued during the wind-down period and the disposal of inventory period provided hereinafter; provided that Licensee shall also reimburse Licensor for any expenses incurred, or to which Licensor is obligated, pursuant to the Development Plan as applicable, through the date of termination, including all uncancellable commitments;

iii.	All Licensed Technology, the Compound and related Confidential Information and data, and all accurate written records, accounts, notes, reports and data with respect to its activities conducted pursuant to the Development Plan, shall become and be deemed for all purposes the sole Confidential Information of Licensor, and, accordingly, Licensee, its Affiliates and all Related Licensee Parties shall promptly (but no later than thirty calendar days) (i) return to Licensor all Confidential Information of Licensor; including Confidential Information, provided, however that Licensee shall have the right to retain one copy of such Confidential Information including all documents, files and tangible materials (and any partial and complete copies) containing, reflecting, incorporating, or based on any of the foregoing, in its confidential files solely for purposes of exercising Licensee’s surviving rights hereunder, satisfying its obligations hereunder or complying with any legal proceeding or requirement with respect thereto, and provided further that Licensee shall not be required to erase electronic files created in the ordinary course of business during automatic system back-up procedures pursuant to its electronic record retention and destruction practices that apply to its own general electronic files and information so long as such electronic files are: (A) maintained only on centralized storage servers (and not on personal computers or devices); (B) not accessible by any of its personnel (other than its information technology specialists); (C) not otherwise accessed subsequently except with the written consent of Licensor or as required by law or legal process and (D) provide to Licensor a signed written instrument certified by an officer that it has complied with the requirements of this Section 14.5(c). Such retained copies of Licensor’s Confidential Information shall remain subject to the confidentiality and non-use obligations herein;

iv.	Subject to the payment of all Net Amounts required above, Licensee shall not have the right to sell or otherwise dispose of any inventory of any Licensed Product on hand at the time of such termination or in the process of Manufacturing for a period of six (6) months following the effective date of termination provided that any revenue obtained from such disposal shall be treated as Net Amounts and the provisions of Article VIII shall apply to such Net Amounts.

v.	Licensee shall have the right to acquire a Licensor IP that is incorporated into or otherwise necessary or useful in connection with the Compound or any Licensed Product, with a right to Sublicense, to Develop, make, have made, use, sell, have sold, offer for sale, and import such Compound or Licensed Product. The Licensor cannot sell any Licensee IP to Third Party except to the Licensee that is incorporated into or otherwise necessary or useful in connection with the Compound or any Licensed Product, with a right to Sublicense, to Develop, make, have made, use, sell, have sold, offer for sale, and import such Compound or Licensed Product In the event of such election, the Parties shall negotiate in good faith commercially reasonable terms for such license.

vi.	Licensor shall be granted back full control and take all decisions in respect of the Licensed Patents. Without limitation, all Licensed Patents shall be filed, prosecuted and maintained exclusively by Licensor and Licensee shall collaborate and to do any acts reasonably necessary to transfer such activities to Licensor, including provide all required instructions to patent firms and agents in relation thereto.

vii.	Unless expressly prohibited by any Regulatory Authority in the Territory, at Licensor’s written request, Licensee shall, and shall cause its Affiliates and all Related Licensee Parties, as applicable, to, (i) transfer control to Licensor of any or all Clinical Trials involving the Compound or any Licensed Product being conducted by or on behalf of Licensee, an Affiliate or Related Licensee Party as of the effective date of termination and (ii) continue to conduct such Clinical Trials for up to three (3) months to enable such transfer to Licensor to be completed without interruption of any such Clinical Trial; provided that, with respect to any Clinical Trial for which such transfer is expressly prohibited by the applicable Regulatory Authority, Licensee shall, and shall cause its Affiliates and all Related Licensee Parties, as applicable, to continue to conduct such Clinical Trial to completion.

f).	Accrued Rights and Obligations; Survival. Termination of this Agreement by a Party pursuant to Section14.4 shall not be a Party’s sole remedy for a material breach of this Agreement but shall be in addition to any other rights or remedies of a Party under this Agreement. Termination of this Agreement shall not affect any accrued rights or surviving obligations of the Parties. In addition to any provisions required to survive to accomplish the intent of Section 14.2 (Termination for Breach) and Section 14.5 (Effects of Termination), the provisions contained in ARTICLE X (Representations, Warranties, And Covenants), ARTICLE IX (Confidentiality; Publication), ARTICLE XI(Indemnification), ARTICLE XII (Intellectual Property), ARTICLE XIII (Term) and ARTICLE XV (Miscellaneous) shall survive the expiration or termination of this Agreement for any reason whatsoever.

ARTICLE XIV.

DISPUTE RESOLUTION

Section 14.1. General. The Parties recognize that a dispute may arise relating to this Agreement (a “Dispute”). Any Dispute, including Disputes that may involve the Affiliates of any Party, shall be resolved in accordance with this Article XIV. If there are any Disputes in connection with this Agreement, all rights and obligations of the Parties shall continue until such time as any Dispute has been resolved in accordance with the provisions of this Article XIV. Each Party shall continue to perform its obligations under the Agreement pending final resolution of any Dispute unless to do so would be impossible or impracticable under the circumstances. If either Party receives a notice of Dispute, then any associated time to cure shall be stayed pending the resolution of the issue pursuant to this Section 14.1.

Section 14.2. Equitable Remedies; Court Proceedings. Notwithstanding the foregoing or anything to the contrary in this Agreement, each Party shall have the right to initiate court proceedings in a court of competent jurisdiction for: (a) any claim for injunctive or other equitable relief in the event of an actual or threatened breach by the other Party of any of its confidentiality obligations under this Agreement, and the Parties hereby agree that (i) any such actual or threatened breach would give rise to irreparable harm for which monetary damages would not be an adequate remedy; and (ii) a Party shall be entitled to seek such injunctive or other equitable relief, in addition to any and all other rights and remedies that may be available to such Party at law or in equity or otherwise in respect of such breach, without the posting of any bond or other security; or (b) any Dispute concerning the validity, construction, scope, enforceability, infringement, or misappropriation of Patents, Know-How or other Intellectual Property rights.

Section 14.3. Governing Law; Venue and Procedure. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New Jersey, without regard to the principles of conflicts of law thereof. Any Dispute for which a Party is permitted to bring a court proceeding must be instituted exclusively in the federal courts of the United States or the courts of the State of New Jersey in each case located in the Trenton or in other courts of the State of New Jersey, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by mail to such Party’s address set forth herein shall be effective service of process for any suit, action, or other proceeding brought in any such court. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY FOR ANY COURT PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY FOR WHICH A PARTY MAY BRING SUCH A COURT PROCEEDING.

ARTICLE XV.

MISCELLANEOUS

Section 15.1. Force Majeure. Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement (except for any obligations to make payments to the other Party hereunder) for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is caused by or results from a Force Majeure Event; provided that (a) the affected Party provides prompt written notice to the other Party of such failure or delay, (b) the affected Party promptly undertakes all reasonable efforts to mitigate the effects of the Force Majeure Event, and (c) the affected Party immediately resumes performance upon cessation of the Force Majeure Event. Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of an event of force majeure affecting such Party.

Section 15.2. Assignment. Neither Party shall assign or otherwise transfer this Agreement to an Affiliate or a Third Party, nor shall any right or obligation hereunder be assigned or transferred, without the other Party’s prior written consent - such consent not to be unreasonably withheld. No assignment shall relieve the assigning Party of any of its obligations hereunder. Notwithstanding the above, Licensor shall have the right to freely: (a) assign its rights to receive license revenue under this Agreement; and (b) make such an assignment without the Licensee’s prior written consent to a successor to substantially all of the business of Licensor to which this Agreement relates (whether by merger, sale of stock, sale of assets, exclusive license or other transaction), if the Third Party successor or purchaser provides written notice to Licensee that such Third Party agrees to be bound by the terms of this Agreement within ten (10) days after such assignment. This Agreement shall inure to the benefit of and be binding on the Parties’ successors and permitted assignees. Any assignment or transfer in violation of this Section 15.2 shall be null and void and wholly invalid, the assignee or transferee in any such assignment or transfer shall acquire no rights whatsoever, and the non-assigning non-transferring Party shall not recognize, nor shall it be required to recognize, such assignment or transfer.

Section 15.3. Severability. If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.

Section 15.4. Notices. All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by electronic mail (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Licensor:

Aexon Labs

Address:	16192 Coastal Hwy,
Lewes 19958, DE
U.S.A.
Attn:	Eric Konofal, President
Email:	ek@aexonlabs.com

with a copy (which shall not constitute notice) to:

[*]
Address:	18 rue du Moulin Saint-Rieul
60300 Senlis
France
Attn:	Docteur Eric Konofal
Email:	eric@konofal.com

If to Licensee:

NLS Pharmaceutics Ltd.

Address:	The Circle 6
8058 Zurich
Switzerland
Attn:	Alex Zwyer, Chief Executive Officer
Email:	acz@nls-pharma.com

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by electronic mail on a Business Day, (b) on the Business Day after dispatch if sent by nationally recognized overnight courier or (c) on the fifth Business Day following the date of mailing if sent by mail.

Section 15.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, United States without reference to any rules of conflict of laws.

Section 15.6. Entire Agreement; Amendments. The Agreement contains the entire understanding of the Parties with respect to the subject matter hereof. All express or implied agreements and understandings, either oral or written, with regard to the subject matter hereof (including the licenses granted hereunder) are superseded by the terms of this Agreement, including the exclusive Option Agreement executed by the Parties as of November 28, 2023 and the confidentiality agreement executed by the Parties dated as of July 17, 2023, as of the Effective Date which is superseded in accordance with the terms of Section 10.1 and following and all Confidential Information disclosed under the prior confidentiality agreement shall be deemed to have been disclosed under this Agreement. Neither Party is relying on any representation, promise, nor warranty not expressly set forth in this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.

a.	Headings. The captions to the several Sections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the Sections of this Agreement.

b.	Independent Contractors. It is expressly agreed that Licensor and Licensee shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Licensor nor Licensee shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

c.	Waiver. The waiver by either Party of any right hereunder, or the failure of the other Party to perform, or a breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.

d.	Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

e.	Construction. Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any person shall be construed to include the person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections, Schedules, or Exhibits shall be construed to refer to Sections, Schedules or Exhibits of this Agreement, and references to this Agreement include all Schedules and Exhibits hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree”, “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (j) references to any specific law, rule or regulation, or Section, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof and (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “and/or” where applicable.

f.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by email, .pdf or other electronically transmitted signatures (including via DocuSign and other similar reputable electronic signature solutions) and such signatures shall be deemed to bind each Party hereto as if they were the original signatures.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

AEXON LABS INC.

By:	/s/ Eric Konofal
Name:	Eric Konofal
Title:	President Aexon Labs, and co-founder

NLS PHARMACEUTICS LTD.

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

By:	/s/ Elena Thyen
Name:	Elena Thyen
Title:	CFO

[Signature Page to Exclusive License Agreement]

Exhibit A

Know-How

(see attached)

Exhibit B

Patents